Filed by Longview Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Longview Acquisition Corp. II

Commission File No. 001-40242

Date: July 15, 2021

On July 15, 2021, Mr. Larry Robbins, co-founder and CEO of Glenview Capital Management, LLC and Longview Acquisition Corp. II chairman, and Dr. John Stevens, co-founder and CEO of HeartFlow, Inc. appeared on CNBC’s Squawk on the Street for an interview with Mr. David Faber. The transcript of the interview follows:

David Faber: Dr. Let me begin with you just in terms of the transaction the company’s been around for some time. You’ve got a lot of great words associated with it, whether it’s AI, cloud based, software as a service, but what is it that you have done that you play with revolutionizing the way that those who look at blood flow when they’re examining somebody who has a heart issue enables them to do?

Dr. John Stevens: Yeah, thanks. I appreciate it is a lot of words but it’s actually way more than words. It’s about what we do to help patient care. There are about one out of three deaths in America are due to cardiovascular disease. Today the solutions that we’ve had to date are fundamentally flawed, they’re just inaccurate, but half the time people get a test their doctor sends them and it’s falsely positive, and about a quarter of the time is falsely negative so we have patients with real significant heart disease, that don’t get a good answer, don’t get the right treatment, and don’t have the best outcome they could have, we really solved that problem.

David Faber: How do you solve that problem?

Dr. John Stevens: Now the words come in. So it’s bringing together artificial intelligence, data from a cardiac CT scan, which is a simple task performed just in a few minutes that’s completely noninvasive, and then goes to the cloud where the computing happens, then we get back to the physician, a three dimensional interactive report that says exactly what the problem is, does my patient have heart disease. And then what do I do about it? Medical therapy, lifestyle changes, does it need a stent or bypass surgery? We deliver that answer with precision, personalization, and allows not only the diagnosis to be made but the optimization of therapy.

David Faber: Larry, you know, from your perspective as somebody obviously invests in large publicly traded health care companies, but has a long history in that, what about this technology in particular has attracted you to the decision to obviously make this the deal for your SPAC?

Larry Robbins: First of all, we think the technology is brilliant. It’s unique. This proprietary, it’s very differentiated, and it’s much more effective, so you know I’m a numbers guy, so not only are 55% of people traditionally sent to angiograms, sent there unnecessarily. But there’s an 83% reduction in unnecessary angiogram procedures as a result of HeartFlow. Even bigger is the impact about undetected disease where customers are reporting that they literally have a 50 times reduction in the amount of undetected disease versus the current standards of care today. So, we saw a tremendous unmet need in cardiac care, which is the number one, the number one killer, and with a very, very unique product with a growth runway and a company culture, both human innovation and a people culture, that we think that HeartFlow is destined to become an extremely large and important company in medical technology

David Faber: Let’s talk about that large and important company, doctor, because I always like to look at sort of the projections are probably won’t find them here in the deck but I do recall, I mean you’re saying you expect revenues to double in a fairly short amount of time why?

Dr. John Stevens: Because it’s the pieces have come together, you know, there are no shortcuts in healthcare, you really have to do the groundwork for the last 11 years we’ve been doing the groundwork, largely, the clinical investigation the clinical data. We have over 425 peer reviewed publications, we’ve gone for the necessary regulatory steps, we then go to the payers, Medicare and the commercial insurance companies. Most importantly though, we have the data to confirm we have a better patient outcome, a better patient experience, and reduce the total cost of care for the patient and for society.

David Faber: So who is the most important audience here then? Is it the care provider, is it the insurance company? I mean it’s interesting to listen to you talk about how much you have to repair the market for so many years, but you know ultimately, at the point of care where is the real decision made and who is it you’ve got to pitch?

Dr. John Stevens: So you said who was the pitch? It’s yes, it is the patient first of all, then the physician who cares for the patient, but ultimately, it’s the provider of hospital systems the care providers and the insurance companies. We have to have every stakeholder aligned to make this work. That’s why there are no shortcuts, why it’s taken 11 years and over four, $500 million to date to get us here.

Larry Robbins: One of the things that we loved about HeartFlow is that they do more for less. And if we think about the last 20 years of medical innovation has been some great breakthroughs, but they’re very expensive, right so it’s more care for more dollars. The promise of HeartFlow is that not only is it a breakthrough in terms of its efficacy, but then lowers the total systemic cost of care, because it eliminates unnecessary invasive procedures, and even more importantly to patients and eliminates tragic events, catastrophic events. And so one thing that attracted the rest of the company is, you know, aligning with the payers who can save total system costs for themselves, because everybody wins. The payers can win, the doctor can win provider can win and we obviously believe investors can win alongside of them.

David Faber: Right, well. This is your second SPAC deal, Butterfly was your first, we had you on a while back with Jonathan Rothenburg. This one, interestingly, you’re returning some capital, I just wanted to mention that briefly because it’s something we have not really seen too often. Why not give them as much capital was available in your SPAC?

Larry Robbins: The company and its board were very committed to have the company be fully capitalized, which includes $200 million to invest in a company for its growth plan for the time in which, in late 2014, they become free cash flow positive. And then also they have a $200 million cushion, just in case, as well as for internal investments, and perhaps some bolt on investments. The company also believes that their equity is extremely valuable. And quite honestly, they didn’t want to sell a dollar more, we would have been to our best advantage as a SPAC sponsor by trying to convince them to take as much capital as possible. But we respect the culture of the company, which is to minimize dilution. The most bullish people about the company’s future are actually the long-term investors who’ve been with the company, as well as the long-term employees, the executive team here has been together on average seven years. So this is a well seasoned group coming public, even though they’re a new public company, it’s a very mature organization as they come public.

David Faber: And as far as SPACs overall learn this, as I said a second but your main job still is to run a long/short equity portfolio that is, is it, I mean I wonder how do you view SPACs? We’ve got a couple of them in the marketplace, one obviously de-SPACed. Is it an adjunct towards them to become a more significant focus for you given the potential profitability, and the level of control that you may have and obviously it’s not usually available at large public companies?

Larry Robbins: For us as an adjunct activity from the perspective of Glenview, we are always looking for those 20 special investments that can carry forward our investors returns and tax efficiently, over the long term, as you know, we’ve held over 75 companies for five years or longer. So, we are not traders we are investors. This SPAC business has allowed us an opportunity to be able to create those high quality investments to be able to partner with executives like John and Charlie Taylor and the team at HeartFlow and the board, to create the culture right the first time to tackle a problem to be able to aggressively invest in growing the company for the long term. And so for us, our SPAC activities accelerate what we’re trying to do at Glenview. Finally, as you know, I’m a valuation sensitive investor. So, we’ve always struggled with, how do we deal with high valuations versus our desire to back the most emerging technologies. The SPAC market does allow investors to be able to pre negotiated price for high growth companies that we find to be highly attractive. In the case of HeartFlow, it is being brought that a 27% discount to high growth comparables on ‘23 revenues and a bigger one as they grow faster, but there’s a lot of execution to do in order to earnings multiples, and we will now turn our attention to helping the company.

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Longview Acquisition Corp. II (“Longview”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Longview’s common stock in connection with Longview’s solicitation of proxies for the vote by Longview’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Longview to be issued in the Business Combination. Longview’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Longview and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Longview as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

Longview and its directors and executive officers may be deemed participants in the solicitation of proxies from Longview’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Longview will be contained in the Registration Statement for the Business Combination, when available, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

HeartFlow Holding, Inc. (“HeartFlow”) and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Longview in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Longview’s and HeartFlow’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Longview’s and HeartFlow’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Longview’s and HeartFlow’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and HeartFlow prior to the Business Combination, and New HeartFlow following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and HeartFlow or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and HeartFlow following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (8) the success, cost and timing of HeartFlow’s and the combined company’s product development activities; (9) the inability of HeartFlow or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (10) the inability of HeartFlow or the combined company to identify, in-license or acquire additional technology; (11) the inability of HeartFlow or the combined company to maintain HeartFlow’s existing license, manufacturing, supply and distribution agreements; (12) the inability of HeartFlow or the combined company to compete with other companies currently marketing or engaged in the development of treatments for the indications that HeartFlow is currently pursuing for its product candidates; (13) the size and growth potential of the markets for HeartFlow’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (14) the pricing of HeartFlow’s and the combined company’s products and services and reimbursement for medical procedures conducted using HeartFlow’s and the combined company’s products and services; (15) HeartFlow’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (16) HeartFlow’s and the combined company’s financial performance; and (17) the impact of COVID-19 on HeartFlow’s business and/or the ability of the parties to complete the Business Combination; and (18) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in Longview’s other filings with the SEC.

Longview cautions that the foregoing list of factors is not exclusive. Longview cautions investors not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Longview does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.